UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lantheus Medical Imaging, Inc.

File No. 333-169785 - CF#26603

_____

Lantheus Medical Imaging, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 8, 2011.

Based on representations by Lantheus Medical Imaging, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.21   through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel